January 6, 2025

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Joshua Gorsky

Re:	NeuroSense Therapeutics Ltd.
Registration Statement on Form F-3
Filed December 26, 2024
File No. 333-284051

Dear Mr. Gorsky:

On behalf of NeuroSense Therapeutics Ltd. (the “Company”), we are writing to submit the response of the Company to the comment of the staff (the “Staff”) of the Division of Corporation Finance Office of Life Sciences of the Securities and Exchange Commission (the “Commission”) dated January 3, 2025, relating to the above Registration Statement on Form F-3 (File No. 333-284051) filed by the Company on December 26, 2024 (the “Form F-3”).

For ease of review, we have set forth below the comment of your letter and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form F-3.

Registration Statement on Form F-3

General

1.	We note the press release filed as Exhibit 99.1 to your Report on Form 6-K, filed December 23, 2024, stating that you “entered into a binding term sheet with a leading global pharmaceutical company to advance the development and commercialization of PrimeC[.]” Please revise your registration statement where appropriate to disclose the material terms of this binding term sheet as well as the identity of the counterparty. Additionally, please file the binding term sheet as an exhibit to this registration statement or, alternatively, please tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K for guidance.

Response: In response to the Staff’s comment, the Company has determined that the term sheet is not a material contract under Item 601(b)(10) of Regulation S-K. The term sheet does not contain final definitive terms and provides that it is not intended to contain all final contract terms. Furthermore, as disclosed in the press release filed as Exhibit 99.1 to the Company’s report on Form 6-K, filed December 23, 2024 and as provided for in the term sheet, the transaction is subject to the finalization of a definitive agreement. Therefore, the Company does not believe that it is required to provide further disclosure with respect the terms of the term sheet or to file the term sheet itself as an exhibit.

Please contact me at +1 212 801 9337 if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ Gary Emmanuel
Gary Emmanuel
Greenberg Traurig, P.A.

cc:	Alon Ben-Noon, Chief Executive Officer
Or Eisenberg, Chief Financial Officer